NOTICE OF EXEMPT SOLICITATION

Name of the registrant:

Charter Communications, Inc.

Name of person relying on exemption:

New York State Comptroller Thomas P. DiNapoli, Trustee of the New York State Common Retirement Fund

Address of person relying on exemption:

Office of the New York State Comptroller

Division of Legal Services

110 State Street, 14th Floor

Albany, NY 12236

Written material:

Text of April 1, 2024, email sent by Kyle Seeley, Head of Stewardship, New York State Common Retirement Fund

Charter Communications, Inc.

VOTE FOR Proposal No. 6

Stockholder Proposal Regarding Political Expenditures Report

Filed by the New York State Common Retirement Fund

Annual Meeting: April 23, 2024

The New York State Common Retirement Fund urges Charter Communications, Inc. shareholders to vote “FOR” Proposal 6 on the proxy, Stockholder Proposal Regarding Political Expenditures Report.

Companies face legal, reputational, and financial risks when making political contributions. Transparency and accountability around corporate political contributions is a widely adopted best practice and in the best interests of shareholders. Publicly available records reveal that Charter has contributed at least $3.9 million in corporate funds since the 2010 election cycle, however even a rudimentary accounting of this spending is not provided to shareholders by the Company.

Without knowing Charter’s election-related expenditures, investors cannot sufficiently assess the risks nor determine whether spending aligns with our Company’s business strategy, corporate priorities, or other areas of concern. Support for this reasonable, best-practice, widely adopted governance reform will help mitigate risks by introducing transparency and accountability to Charter’s political spending.

Support “FOR” Proposal 6 Is Warranted Because:

Charter does not disclose its political spending.

In the proxy, the Board acknowledges that it receives an annual report that is substantially similar to what this proposal requests.[1] However, Charter does not publicly disclose the specifics of its political spending as requested by this proposal. Charter’s Political Activities Policy Statement (adopted on January 30, 2024, and posted on its website) contains little information beyond what is disclosed in the Company’s proxy statement.[2] While the adoption and disclosure of a policy is a positive development, Charter has not fully implemented key elements of the proposal and does not disclose its actual spending.

Disclosure of political spending does not limit political spending.

This proposal does not seek to end or curtail the Company’s participation in the political, legislative, or regulatory processes at any level of government. The proposal simply seeks disclosure so that shareholders may determine for themselves whether Charter’s political expenditures enhance – or diminish – shareholder value, rather than have Charter determine that the information is not useful to shareholders.

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[1] See page 18 of Charter’s 2024 proxy statement https://ir.charter.com/static-files/b176ba06-c2e9-44f6-99f1-c6f74a75ff74.

[2] https://policy.charter.com/sites/policy.charter.com/files/2024-02/Charter%20Corporate%20Political%20Activities%20Policy%20Statement%202024.pdf

Corporate political spending can be risky.

A company’s reputation, value, and bottom line can be adversely impacted by political spending. The risk is especially serious when giving to trade associations, Super PACs, 527 committees, and “social welfare” organizations – groups that routinely pass money to or spend on behalf of candidates and political causes that a company might not otherwise wish to support.

When the Conference Board released its 2021 “Under a Microscope” report it detailed these risks, and recommended the process suggested in this proposal.[3] The organization also said, “a new era of stakeholder scrutiny, social media, and political polarization has propelled corporate political activity – and the risks that come with it – into the spotlight. Political activity can pose increasingly significant risks for companies, including the perception that political contributions – and other forms of activity – are at odds with core company values.”

Disclosure of corporate political spending helps mitigate risks and is a best practice among Charter’s peer group.

In the Citizens United opinion, Supreme Court Justice Kennedy explicitly endorsed disclosure as a proper mitigation, writing, “The First Amendment protects political speech; and disclosure permits citizens and shareholders to react to the speech of corporate entities in a proper way.”[4]

Charter peer competitors including AT&T Inc., Comcast Corporation, and Verizon Communications Inc., all substantially disclose what this proposal seeks, scoring 100%, 94.3%, and 84.3% respectively in the 2023 Center for Political Accountability-Zicklin Index. The average S&P 500 company score is 58.3%. Charter’s score is 11.4%.[5] Further, because Charter’s peers already disclose their political spending, the company should not face a business disadvantage by disclosing the additional information sought.

Charter’s lack of transparency and accountability in relation to its political spending creates risks for shareholders. The Company’s adoption of this reasonable, widely adopted best practice is long overdue. The New York State Common Retirement Fund urges Charter Communications, Inc. shareholders to vote for Proposal No. 6.

For questions, please contact Sherman Jewett at the New York State Common Retirement Fund, CorpGov@osc.ny.gov.

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

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[3] https://www.conference-board.org/topics/corporate-political-activity/Under-a-Microscope-A-New-Era-of-Scrutiny-for-Corporate-Political-Activity

[4] https://www.fec.gov/resources/legal-resources/litigation/cu_sc08_opinion.pdf

[5] https://www.politicalaccountability.net/wp-content/uploads/2024/02/2023-CPA-Zicklin-Index.pd